

1400 Village Sq. Blvd., Suite 3-250
Tallahassee, FL 32312

Phone: 850/222-6000
Email: Robert@HelpMembers.com

May 12, 2025

Paul Krause
Chief Legal Officer, Chief Compliance Officer, and Secretary
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

Dear Shareholders and the Board of Directors,

For more than a century, the Harley-Davidson Motor Company has stood as an American icon. Today, under the leadership of CEO and Chairman Jochen Zeitz, that legacy is eroding—and Florida's Harley-Davidson dealers are paying the price. We join the National Powersports Dealer Association in calling for Jochen Zeitz' immediate removal.

Dealer profitability has collapsed, with national averages showing a loss with each bike sold in Q1 2025. Transaction volume is down, obsolescent inventory has surged, and absorption has hit an all-time low. Florida dealers—among the most committed in the country—are being buried under aging inventory, declining foot traffic, and top-down mandates that ignore on-the-ground realities. This isn't just poor performance. It's a failure of leadership.

Zeitz's public dismissal of dealer concerns as "noise from a small number of angry dealers" reveals a dangerous disconnect from the very network that built this brand. We are not a small number. We are Florida's frontline—keeping Harley-Davidson alive and relevant for the next generation of riders.

The Board must act. On May 14, we urge you to remove Jochen Zeitz, Presiding Director Tom Linebarger, and Director Sara Levinson. The future of this brand depends on leadership that listens, partners, and respects its dealers.

Florida's dealers are ready to rebuild. This needs to be a leadership committed to building a brand that customers are proud of—in partnership with the dealers who are on the front lines of delivering that experience.

Sincerely,

Robert Skrob, Executive Director
Florida Harley-Davidson Dealers Association